Exhibit 99.1

August 14, 2023

The Manager- Listing
BSE Limited
(BSE: 507685)

The Manager- Listing
National Stock Exchange of India Limited,
(NSE: WIPRO)

The Market Operations,
NYSE: New York
(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed herewith disclosure under Regulation 30(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023.

Thanking you,

For Wipro Limited

SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.08.14 21:38:49 +05‘30’

M Sanaulla Khan

Company Secretary

Annexure - A

The company is giving details of pending litigation for Tax related demands for Income Tax and Sales Tax/ VAT Matters as on 30th June 2023. The tax litigations relate to different years and are pending at different forums- Adjudicating Authority, Commissioner Appeals, Tribunal, High Court and Supreme Court.
Nature of the Dues	Particulars	Amount as on 30th June 2023 (Rs. million)
Income Tax	(a) Cases decided in the Company’s favor by Appellate authorities and for which the department has filed or expected to file further appeals	83,843
	(b) Cases pertaining to issues decided in favor of the Company for earlier years but demand raised for a similar issue for subsequent years and are pending before Appellate authorities	8,523
	Total	92,366
	Amount deposited under protest	880
Sales Tax/ VAT	(a) Cases pending before VAT appellate tribunal pertaining to multiple years	5,742
	Total	5,742
	Amount deposited under protest	285